FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

      ---------------------------------------------------------------------
                (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report No. 1:

Changes in Management in CEZ Power Group

The Supervisory Board removed as of July 9, 2004, Mr. David Svojitka from the post of board member in the power company CEZ. A new member has not been appointed yet. This change is related to Mr. David Svojitka stepping down from the position of the Chief Financial and Administrative Officer at the end of last week.

The power company CEZ is streamlining the management of the whole CEZ Group. These management changes were presented during the past few days and the Project VISION 2008 has been started.

Part of this enourmous change is the repeated merger of the two divisions--Finance division and Strategic Development division. Mr. Petr Voboril, the current Chief Officer for Strategic Development, shall remain in charge of the division. This set the grounds for the resignation of Mr. David Svojitka as the Chief Financial and Administrative Officer.

                                         Board of Directors of
                                               CEZ, a. s.

Report No. 2:

Radomir Lasak, Newly Elected Board Member in CEZ

Mr Radomir Lasak, MBA, shall became as of September 1, 2004 a new board member of CEZ as a result of today's voting of the Supervisory Board.

Radomir Lasak (*1965)

Until recently he was the General Director and a Board Member of a bank. He joined eBanka in August 2002. He started his professional career at Komercni banka in 1991. In 1999 he was appointed the Director of the Investment Banking Division in the bank. In 2000, he became a Board Member and the Deputy General Director of Komercni banka, responsible for trading.

Radomir Lasak graduated from Economy University in Prague in 1989. In 1996 he obtained the title of Master of Business Administration at Prague International Business School.

He is married and has two sons. Sport and travelling make up the bigggest part in his hobbies. From 1986 until 1988, he was a member of a first league volleyball team.



                                         Board of Directors of
                                               CEZ, a. s.

Report No. 3:

The Power Company CEZ Filed a Bid for Bulgarian Distribution Companies

Today, the power company CEZ filed the final price offer at the Bulgarian Privatization Agency related to all three packages of the privatized power distributors.

The Bulgarian side should announce the approximate results by today.

The Bulgarian and the Czech power industry have quite a history to which they can relate. Within the whole Group, both sides have a chance to create a strong group from the previous eastern block that shall be worthy competition to the power companies within the countries of the EU.

CEZ, since 2001 when the power market started to be fully opened for the producers, proved its ability to succeed in the competitive struggle and increased its sales. CEZ shall be able to use this skill to the benefit of the Bulgarian regional distribution companies.


                                         Board of Directors of
                                               CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                                CEZ, a. s.

                                                     ---------------------------
                                                               (Registrant)


Date:  July 9, 2004


                                                          /s/ Libuse Latalova
                                                      By:______________________
                                                              Libuse Latalova
                                                              Head of Finance
                                                               Administration